UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
 Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 1-32754

BAYTEX ENERGY CORP.
(Exact name of registrant as specified in its charter)

2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K of Baytex Energy Corp. (the "Company") includes the Company's Supplemental Disclosures about Extractive Activities – Oil and Gas.  This Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company's Registration Statements on Form S-8 (333-163289 and 333-171568) and Form F-3 (333-171866) and the Registration Statement on Form F-10 and Form F-3 of the Company and Baytex Energy USA Ltd. (333-175796 and 333-175801).

The following document attached is an exhibit hereto is incorporated by reference herein:

Exhibit No.	Document
99.1	Supplemental Disclosures about Extractive Activities – Oil and Gas prepared in accordance with ASC 932 "Extractive Activities – Oil & Gas" (unaudited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

/s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer

Dated: March 29, 2012